Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

May 22, 2015

Ms. Stephanie D. Hui

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Incapital Unit Trust, Series 83

Incapital Najarian Heat Seeker Portfolio, 2Q 2015

File Nos. 333-203437 and 811-22581

Dear Ms. Hui:

This letter is in response to your comment letter dated May 15, 2015 regarding the registration statement on Form S-6 for Incapital Unit Trust, Series 83, filed on April 15, 2015 with the Securities and Exchange Commission (the “Commission”). The registration statement offers the Incapital Najarian Heat Seeker Portfolio, 2Q 2015 (the “Trust”).

Prospectus

Investment Objective (p.2)

      1. The Trust’s investment objective is “to provide total income through capital appreciation.” Explain what is meant by “total income” and how it can be achieved through capital appreciation.

       Response: The disclosure has been revised to state: “to provide total return through capital appreciation and current income.”

Principal Investment Strategy (p. 2)

       2. The first sentence refers to selecting a “portfolio of ‘blue chip’ common stocks.” Consider providing a brief description of what securities the Trust considers to be “blue chip.” Also consider whether the “blue chip” description is appropriate given the Trust’s intention to invest in mid-capitalization companies, as disclosed in the second paragraph.

       Response: A description has been added in response to your comment.

        3. The second sentence states that the “methodology uses qualitative factors to identify unusual trading activity in a security across a variety of time horizons.” Specifically describe the “qualitative factors” that the methodology uses. Clarify what is meant by “variety of time horizons” in plain English.

        Response: The disclosure has been revised in response to your comment. The references to “qualitative factors” and “across a variety of time horizons” have been removed. In lieu of discussing the selection strategy in the principal investment strategy, the discussion of qualitative factors has been moved to the “Selection of Portfolio Securities” section and the “Selection of Portfolio Securities” section has been revised to clarify the selection process.

       4. The first paragraph suggests that the universe to which the “Heat Seeker” methodology is first applied is a portfolio of blue chip stocks, however the section, “Selection of Portfolio Securities,” suggests that the methodology is first applied to a broader universe. Clarify the universe to which the methodology is first applied.

        Response: The disclosure has been revised in response to your comment.

        5. The first sentence of the second paragraph states that the Trust may invest in non-U.S. companies. If the Trust intends to invest in emerging markets, disclose this strategy and include an appropriate risk factor.

        Response: The Trust does not intend to invest in issuers located in emerging markets.

Selection of Portfolio Securities (p. 2)

       6. The penultimate sentence of the first paragraph states that “[t]he Heat Seeker methodology may be used to identify both long and short investment opportunities.” Disclose whether the Trust will pursue such “short investment opportunities,” and clarify whether “short” means that the security will be held for a short period of time or that the security will be sold short.

       Response: The disclosure has been deleted in response to your comment.

       7. Clarify whether the factors cited in the second paragraph are the “screens” referenced in the first sentence of the second paragraph. For example, a sentence could be inserted after the first sentence that would read, “These screens are as follows.” If the factors cited in the remainder of the paragraph are not the screens referenced in the first sentence, specifically describe the screens the Sponsor intends to apply.

       Response: The disclosure has been revised in response to your comment. As noted in the response to comment 3, this section has been revised to better describe the various selection steps of the Trust.

KKM Financial, LLC (p. 3)

           8. Explain what is meant by the phrase “alternative asset management firm.”

            Response: The term “alternative” has been removed.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren